April 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Chris Edwards

Re:	Organon & Co.

Registration Statement on Form 10-12B

Filed on March 17, 2021

File No. 001-40235

CIK No. 0001821825

Dear Mr. Edwards:

On behalf of Organon & Co., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 24, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10, CIK No. 0001821825, submitted to the Commission on March 17, 2021 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amended Registration Statement that has been marked to show changes made to the originally submitted Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the information statement attached as Exhibit 99.1 to the Amended Registration Statement, as submitted via EDGAR submission concurrently with this letter and dated April 14, 2021.

U.S. Securities and Exchange Commission

April 14, 2021

Registration Statement on Form 10-12B

Item 15. Financial Statements and Exhibits, page 4

1.

We note you have redacted certain information from Exhibit 10.12. To the extent you have redacted such information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of the exhibit have been omitted because it is both not material and would likely cause competitive harm to the company if publicly disclosed.

Response 1

We advise the Staff that the exhibit index in the Amended Registration Statement has been revised to provide additional disclosure in response to the Staff’s comment.

Adjustment (h), page 48

2.

You disclose that Organon expects to have approximately $500 million of cash following the completion of the Separation. Please revise to clarify how you expect to end up with this cash balance. For example, if this balance takes into account the $9.5 billion of borrowings expected to be incurred in connection with the Separation, net of the $9.0 billion expected to be distributed to Merck, please disclose this fact.

Response 2

We advise the Staff that Amended Registration Statement has been revised on page 49 to provide additional disclosure in response to the Staff’s comment.

Unaudited Pro Forma Financial Information

Notes to the Unaudited Pro Forma Information

Adjustment (c), page 48

3.

You disclose that the net adjustment to Sales of $75 million is required to reflect the total sales that Organon will record for product manufactured and sold to Merck at the price expected to be provided for the manufacturing and supply agreements to be entered into in conjunction with the Separation. You also include a corresponding pro forma adjustment for Cost of Sales. Please clarify whether these adjustments represent actual inventory transfers to Merck during the year ended December 31, 2020 adjusted to reflect the pricing terms set forth in the manufacturing and supply agreements.

Response 3

We advise the Staff that Amended Registration Statement has been revised on page 48 to provide additional disclosure in response to the Staff’s comment.

Please direct any questions concerning this letter to the undersigned at (212) 351-2389 or escarazzo@gibsondunn.com.

Very truly yours,

/s/ Eric Scarazzo

Eric M. Scarazzo

cc:	Kevin Ali, Chief Executive Officer, Organon & Co.
Barbara L. Becker, Gibson, Dunn & Crutcher LLP